Mail Stop 4561

September 3, 2009

Christopher C. Froman
President and Chief Executive Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048

Re: Pomeroy IT Solutions, Inc.
Amendment No. 1 to Preliminary Transaction Statement on Schedule 13E-3
File No. 005-43896
Filed August 20, 2009

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
File No. 000-20022
Filed August 20, 2009

Dear Mr. Froman:

We have reviewed your responses and amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. Please note that all references to prior comments refer to our prior letter dated July 31, 2009.

Schedule 14A

Summary Term Sheet

Voting Commitment, page 5

1.   Please disclose the total number of shares that your executive officers and directors have committed to vote in favor of the merger in this section, in addition to the corresponding section on page 83.

Special Factors

Background to the Merger, page 17

2.   We note that you have attached as Exhibit (c)(8) to your revised Schedule 13E-3 material presented by Houlihan Lokey to the special committee on April 2, 2009.

However, the presentation does not appear to be addressed in this section. Although there is a reference to a meeting of the special committee on this date, there is no reference to the participation of Houlihan Lokey. Please revise to include a summary of the presentation to the extent it includes material information not previously disclosed.

3.   We note your response to comment 17 and your additional disclosure that Mr. S. Pomeroy was not terminated for any financial impropriety or illegal actions. Please describe what the "conduct and actions" were that led to the termination of Mr. S. Pomeroy.

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 45

4.   We note your response to comment 23 and we reissue this comment in part. Since your board of directors appears to have expressly relied upon the views, analyses, conclusions and recommendation of the special committee as well as the financial analyses of Houlihan Lokey and opinion of Houlihan Lokey rendered to the special committee on June 20, 2009 in reaching its fairness determination, it must specifically "adopt" these analyses. See Q&A 20 in Exchange Act Release No. 17719 (Apr. 13, 1981). It is not sufficient to state that you reviewed and considered the analyses unless you also performed your own analyses. Please revise accordingly.

5.   In response to prior comment 26, you explain that the net book value does not take into account the future prospects of your company, market conditions, trends in the information technology space or the business risks inherent in competing with larger companies, and as a result, many technology companies have market capitalizations below net book value. Please specifically address why the offer of $6 per share is fair to unaffiliated investors in light of your net book value, last disclosed as $7.67 per share. Such additional disclosure could address, for example, whether your share price has consistently traded above or below book value for many years; whether it has recently declined below net book value, and if so, why it has declined and whether you believe this is consistent with fair value for your company; or what your performance has been relative to your internal budget and quarterly forecast, and if this is reflected in recent share price performance.

Opinion of the Special Committee's Financial Advisor, page 51

6.   We note your response to comment 29. Please disclose in your document the following:

- the basis for the financial advisor's belief that shareholders cannot rely on its opinion, including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law;

- whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

- that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws.

Refer to Section II.D.1. of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

****

As appropriate, please amend your filing(s) in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions or concerns, please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at 202-551-3457. You may also contact Peggy Kim, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3411.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: (858) 847-4865
        John J. Hentrich, Esq.
        Sheppard, Mullin, Richter & Hampton LLP